United States Securities and Exchange Commission
October 12, 2018

October 12, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Kevin J. Kuhar, Accounting Branch Chief, Office of Electronics and Machinery

Re: SunPower Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 15, 2018
Form 10-Q for the Quarterly Period Ended July 1, 2018 Filed August 1, 2018
File No. 001-34166
Dear Mr. Kuhar:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated September 26, 2018 (the “Comment Letter”) to SunPower Corporation (the “Company”) regarding the above-referenced Form 10-K for the fiscal year ended December 31, 2017 and Form 10-Q for the quarterly period ended July 1, 2018.

The Staff’s comments are copied below in bold typeface in the same order as set forth in the Comment Letter, with each comment followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 8. Financial Statements
Note 6. Leases, page 124

1.
We note the significance of the $624.3 million impairment charge to the pre-impairment carrying amounts of your residential lease assets. In light of the magnitude of the charge, please explain to us how the two courses of action described in your disclosure were considered in your estimates of future cash flows. Also, describe to us the business, economic or other factors you believe are responsible for the significant difference between the carrying amounts and estimated fair values of the assets as of December 31, 2017.

The Company advises the Staff that the residential lease assets consist of solar power systems under operating leases and financing receivables generated by solar power systems under sales-type leases. As part of its ordinary course of business in the residential lease segment, the Company routinely enters into partnership flip arrangements whereby the Company monetizes the value of tax attributes associated with its residential lease assets through selling equity interests in the partnership flip entities in exchange for contributions from tax equity investors that are recorded as non-controlling interests. A significant portion of the economic value associated with the residential lease assets is realized through monetizing such tax attributes. The partnership flip entities holding the residential lease assets are consolidated in the Company’s financial statements. The assets that comprise solar power systems under operating leases are carried at cost, less accumulated depreciation and are amortized to their estimated residual value over the life of the lease term of up to 20 years. For sales-type leases, the financing receivables are initially recorded based on the expected gross minimum lease payments to be received from the customers and the estimated residual value of the solar power systems that have been leased, net of unearned income determined using the interest rate implicit in the lease in accordance with ASC 840-30-30-10. In periods prior to the fourth quarter of 2017, when the Company had the intent and ability to hold

United States Securities and Exchange Commission
October 12, 2018

the financing receivables until the end of the contractual terms of the underlying lease agreements, the financing receivables were measured at their outstanding principal balance, adjusted for allowances for losses in accordance with ASC 310-10-35-47. Hereinafter, solar power systems subject to operating leases and financing receivables subject to sales-type leases are referred to as the “residential lease portfolio.”

As disclosed in Note 6. to the Company’s financial statements included in the Form 10-K for the Fiscal Year Ended December 31, 2017, when evaluating the recoverability of our residential lease portfolio, management determined there were two alternatives available, either to sell the Company’s interest in the residential lease portfolio or hold the assets until the end of their previously estimated useful lives. In performing this evaluation in periods prior to the fourth quarter of 2017, the Company believed that the residential lease portfolio, which was performing as intended, would be held for the foreseeable future, and no indicators of impairment were noted. As the Company continued to evaluate alternatives to address its near-term liquidity needs, in the fourth quarter of 2017, management made the decision to sell the Company’s interest in the residential lease portfolio and conducted a marketing process with the assistance of an external investment banker (as disclosed in Note 6 to Form 10-K for the Fiscal Year Ended December 31, 2017). The Company obtained expressions of interest from a number of potential buyers, received a non-binding term sheet from a prospective buyer in December 2017 and received the necessary Board approval to proceed with a sale transaction. Based on the intent to sell the Company’s interest in the residential lease portfolio and in consideration of the indication of value included in the non-binding term sheet, management determined that indicators of impairment existed for the assets subject to operating leases and that an allowance should be recorded on the financing receivables associated with sales-type leases.

In proceeding with the impairment evaluation, based on the status of the potential transaction and indications of value received, management determined it had the intent to sell the Company’s interest in the residential lease portfolio and therefore believed that an allowance should be recorded on the financing receivables in order to measure them at fair value. Accordingly, the Company recognized an allowance for estimated losses for the amount by which cost exceeded fair value as further discussed in Question 4. In addition, the Company reviews the estimated unguaranteed residual value on its financing receivables at least annually to determine whether there is a decline in estimated residual value that is other than temporary in accordance with ASC 840-30-35-25. The Company believes this approach is consistent with the subsequent measurement of specific types of receivables as indicated by ASC 310-10-35-1d. Further, ASC 310-10-35-44e specifically refers to subsequent measurement of loans not previously held for sale, which indicates that since the financing receivables were no longer intended to be held for investment, their measurement should be determined at the lower of cost or fair value in accordance with ASC 310-10-35-49. Due to the Company’s planned sale of the residential lease portfolio and based on the indication of value received, the Company determined that the decline in estimated residual value was other than temporary. Accordingly, the Company estimated the fair value of the financing receivables and unguaranteed residual value based on assumptions the Company believed the buyer would make, including discounted cash flows using present value techniques in accordance with ASC 820-10-55-5.

For residential solar assets subject to operating leases, in accordance with ASC 360-10-35-2, due to the Company’s planned sale of the residential lease portfolio, changes in circumstances indicated that the carrying value of the asset group may not be recoverable pursuant to ASC 360-10-35-21 and the Company performed a recoverability test for the assets subject to operating leases using estimates of undiscounted future cash flows based on its own assumptions about the use of the assets and considered the probability of all alternative courses of action to recover the carrying amount of the assets in accordance with ASC 360-10-35-30. Upon consideration of the alternative courses of action, the Company considered the probability of selling the assets subject to operating leases and factored the indication of value received from a prospective buyer together with the probability of retaining the assets subject to operating leases and the estimated future undiscounted cash flows expected to be generated by holding the assets through the end of the lease term. Based on the probability-weighted undiscounted expected cash flows, the Company determined that the carrying amount of the assets subject to operating leases would not be recoverable and consequently performed an impairment analysis by comparing the carrying value of the asset groups to their estimated fair value. In estimating the fair value of the assets subject to operating leases, the Company made estimates and judgments that it believes market participants would make consistent with assumptions for contractual lease rentals, forecasted default rate, discount rates and residual value. In accordance with ASC 820-10-55, the Company applied a discount rate adjustment considering variations in the amount and timing of cash flows, time value of money and uncertainty inherent in the assets. The Company used a combination of the expected return from the prospective purchaser in the indication of interest received in December 2017 and the weighted average cost of capital for guideline companies in an independent third-party appraisal obtained in a recent transaction. Both data points, although closely aligned, result in a discount rate significantly higher than the interest rate implicit in the leases.

The Company evaluated whether the assets subject to operating leases should be considered held for sale. Although the financing receivables were no longer being held for investment given the Company’s decision to sell its interest in the

United States Securities and Exchange Commission
October 12, 2018

residential lease portfolio in the context of ASC 310-10-35-49 discussed above, the Company did not meet all the criteria stated in ASC 360-10-45-9 to consider the long-lived assets subject to operating leases as held for sale. In performing this evaluation, the Company considered that while it was likely that the potential transaction would proceed as planned, it had not yet obtained consents needed from certain tax equity investors, which, in consideration of ASC 360-10-45-9b rendered the assets not available for immediate sale in their present condition. Accordingly, the long-lived assets subject to operating leases failed to meet all of the held for sale criteria and were classified as assets held and used as of December 31, 2017, April 1, 2018 and July 1, 2018.

In evaluating the economic factors giving rise to the impairment, the inherent impact of discounting the rental payments at a market participant’s current desired rate of return, which was triggered by management’s decision to sell the Company’s interest in the residential lease portfolio significantly before the end of the leases’ previously-estimated useful lives accounted for the majority of the charge. In addition, the Company’s estimate of a market participant’s expectations about future residual value is lower than the original estimates used when initially recording the residential lease assets. Absent such triggering event, the Company would have continued to collect rental payments over the remaining lease term, net of an allowance for estimated losses which, based on the Company’s experience, have been insignificant.

2.
We also note that you recognized additional impairment charges related to residential leasing assets in the first and second quarters of 2018. Please clarify for us the reasons for the additional impairment charges, including the extent to which those charges relate to assets held as of December 31, 2017. In light of disclosure in the Form 10-K and Form 10-Q for the quarter ended April 1, 2018 that you are pursuing sale of the residential leasing portfolio, explain to us how that decision is considered in the accounting model you applied for new lease contracts.

The Company advises the Staff that the Company recorded additional impairment charges primarily pertaining to the new leases placed in service in 2018, given its continued plan to sell the residential lease assets. The Company considered whether new residential solar arrangements executed in 2018 fell within the scope of ASC 840 in light of the expectation that the residential lease portfolio, including new residential solar systems placed in service in 2018, would ultimately be sold. During the evaluation, the Company determined that the new lease arrangements in 2018 contained a lease at inception of the arrangement and the existing leases did not meet the conditions for reassessment after inception of the arrangement as described in ASC 840-10-15-6 and 840-10-35-2, respectively. As such, the Company continued accounting for the residential lease arrangements in accordance with ASC 840. As of the reporting dates, the Company evaluated the financing receivables, including the unguaranteed residual value, and the assets subject to operating leases for estimated losses and recoverability, respectively, and measured and recognized impairment charges when new leases were placed in service using a methodology consistent with the Company’s response to Question 1. In addition, the Company remeasured the carrying value of the residential lease assets that existed as of December 31, 2017 noting the incremental amount of impairment recognized in 2018 relating to the 2017 pre-existing leases is not material and less than 2% of the assets being remeasured.

3.
As a related matter, we note in the Form 10-Q for the quarter ended July 1, 2018, you now disclose that you may either sell or refinance the residential lease portfolio. The disclosure that you may refinance the portfolio appears to be new to the second quarter. Please respond to the following:

•	Reconcile for us the prior disclosure that you were pursuing sale of the residential lease portfolio with the current disclosure that you may either sell or refinance the portfolio.

•
In light of the revised disclosure in the second quarter, explain to us why you believe the plan described in your filings was sufficiently robust to support recognition of the impairment charges recorded in your financial statements. Explain the basis in GAAP for your conclusion.

•	Explain how the change to your plan that may now include refinancing rather than sale of the portfolio is considered in your accounting for the leases.

The Company advises the Staff that its plan to sell its interest in the residential lease portfolio as first disclosed during the fourth quarter of 2017 progressed during the course of 2018 and the Company’s disclosure has been updated to reflect changes in the deal structure to include its continued intent to sell a portion of its interest in the residential lease portfolio, and evolving deal terms which indicated the residential lease portfolio may ultimately be refinanced by the prospective buyer subsequent to the closing of the sale. During the fourth quarter of 2017 and throughout the first quarter of 2018 (consistent with the non-binding term sheet received in December 2017, discussed in Question 1.), the Company expected it would sell a majority of its interest in the residential lease portfolio and its related lease asset management platform, while retaining a minority interest in the residential lease portfolio. As negotiations progressed and further diligence was

United States Securities and Exchange Commission
October 12, 2018

performed, including discussions with the tax equity investors involved with the residential lease portfolio, the parties continued to evaluate potential transaction structures. During the second quarter of 2018, a revised non-binding term sheet was received from the prospective buyer including an arrangement where the Company and the buyer would enter into a subordinated mezzanine loan. The Company closed the subordinated mezzanine loan in the third quarter of 2018, as disclosed in the Company’s Current Report on Form 8-K filed with the Commission on August 15, 2018. The mezzanine loan obtained was recorded as a liability in the third quarter of 2018 and did not impact the impairment model. Similar to the status disclosed in the second quarter of 2018, the Company continues to negotiate the sale of a portion of its equity interest in the residential lease portfolio as previously disclosed in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2017 and Form 10-Q for the quarter ended April 1, 2018 and the Company believes this transaction will close prior to the end of its fourth quarter of fiscal 2018. Therefore, indicators of impairment continued to exist consistent with the previous evaluations. As such, the Company continued conducting its impairment testing and measurement using a methodology consistent with the Company’s response to Question 1, and considering any known changes in the assumptions the Company believed a typical market participant would make in valuing the residential lease portfolio.

4.	Please tell us the accounting model/models you used in evaluating and measuring the impairment charges. Cite the accounting literature upon which you relied.

The Company advises the Staff that in periods prior to the fourth quarter of 2017, the financing receivables were evaluated for realizability based on the likelihood that the Company will be unable to collect all amounts due according to the contractual terms of the underlying lease agreements in accordance with the impairment guidance in ASC 310-10-35-47. Subsequently, based on the decision to sell the Company’s interest in the residential lease portfolio, the financing receivables, which were previously classified as held for investment, qualified as held for sale, which would require them to be measured and carried at the lower of cost or fair value in accordance with ASC 310-10-35-49. In addition, the Company reviews the cash flows it would expect to derive from the underlying asset that it recovers from the lessees (unguaranteed residual value) in accordance with ASC 840-30-35-25. Management acknowledges that the financing receivables were not specifically presented using the held for sale designation, although the Company explicitly disclosed in Note 6 to Form 10-K for the Fiscal Year Ended December 31, 2017 its intent to sell its interest in the residential lease portfolio, and the majority of the balance of financing receivables are separately presented on the face of the balance sheet. In future filings, the Company will include more explicit disclosures about the held for sale classification of the financing receivables and will separately present the financing receivables as held for sale on the face of the balance sheet given the Company’s ability and intent to sell the financing receivables.

For the assets subject to operating leases, as indicated in ASC 840-20-35-3, the lessor’s accounting for impairment of long-lived assets of lessors subject to operating leases should follow the guidance on the Impairment or Disposal of Long-Lived Assets Subsections of Subtopic 360-10. ASC 360-10-35-21 indicates that an asset group be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable, and management noted an impairment trigger existed in accordance with ASC 360-10-35-21f. The application of the relevant accounting literature is further discussed in Question 1 above.

Regarding the model used to measure the residential lease portfolio, although the assets subject to operating leases and sales-type leases follow different frameworks for initially determining whether an impairment evaluation is necessary (ASC 360-10 and ASC 310-10, respectively), the leased solar systems are substantially similar assets that are either owned and subject to operating or sales-type leases in accordance with ASC 840-10-25-1, and derive their inherent economic value from future minimum lease payments. Management acknowledged the different impairment frameworks, but noted (as evidenced in its marketing and on-going negotiation process) that interested parties did not distinguish between the cash flows of operating leases and sales-type leases, but rather inquired about the performance of the residential lease portfolio as a whole. As such, once an impairment indicator became present, an impairment evaluation was determined to be necessary. As the assets subject to operating leases were not deemed recoverable, as described in the Company’s response to Question 1, the Company computed the fair value for the financing receivables associated with sales-type leases and long lived assets subject to operating leases using consistent methodology and assumptions that market participants would use in their estimates of fair value based on discounted cash flows using present value techniques in accordance with ASC 820-10-55-5 including forecasted default rate, discount rates, residual values, accelerated tax depreciation benefits and income tax rates.

Form 10-Q for the Quarterly Period Ended July 1, 2018
Summary of Significant Accounting Policies Revenue Recognition, page 9

United States Securities and Exchange Commission
October 12, 2018

5.
We note your disclosure on page 10 that you view the sale of tax credits as a distinct performance obligation. Please provide us with background information on the tax credits, and explain to us your basis for accounting for the sale of tax credits as a performance obligation within the scope of ASC 606.

The Company advises the Staff that as part of its ordinary course of business in the power plant segment, the Company routinely enters into contracts with a variety of different customers to sell its utility-scale solar development projects. Such arrangements typically involve the sale of a solar plant and rights to tax credits (generally federal and/or state investment tax credits and accelerated depreciation) to two separate buyers - each representing a separate sale to a customer (facilitated through the sale of legal form equity). The Company has concluded that the sale of the rights to the tax credits are in the scope of ASC 606 because it is an output of the Company’s ordinary activities consistent with the guidance in ASC 606-10-15-3, which states that a customer is a party who contracts to buy the “goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” In evaluating whether the sales of the rights to the tax credits are in the scope of ASC 606, the Company considered that within the solar industry, selling the tax incentives associated with solar projects is a core part of the Company’s business strategy. For example, the ability to monetize the tax credits is fundamental to evaluating the expected return on a prospective project. The Company incorporates into its business strategy and financial planning assumptions regarding the level of tax incentives the tax equity customers are expected to realize. In addition, the Company has, on a frequent basis, sold the rights to tax credits directly to other third parties unrelated to the purchaser of the solar systems. This is consistent with our conclusion under ASC 605 as our determination that sales of tax credits are part of our ongoing major or central operations has not changed.

These transactions are facilitated through the sale of legal form equity of a solar project company. Contracts with customers are structured as a partnership flip to allow certain customers the ability to achieve an accelerated rate of return on their investment without active participation in the day to day management of the company. Controlling interests are generally sold to a customer who is, in-substance, purchasing the solar plant asset. Noncontrolling interests are typically sold to a customer who is, in-substance, purchasing the rights to the tax credits that will be generated by the underlying solar plant for the project company.

The sale of the equity interests noted above represents a sale of non-financial assets or in-substance non-financial assets. However, the sale is excluded from the scope of ASC 610-20 and it is included within the scope of ASC 606 as the development, construction of the underlying solar system and monetization of its investment represent activities that are part of the Company’s ongoing ordinary operations in the power plant segment.

The underlying promise (and therefore a performance obligation) in the sale to the customer is to transfer the rights to the tax credits. This promise is capable of being distinct in accordance with the guidance in ASC 606-10-25-19a as the customer can immediately claim the tax credits during the taxable period in which the rights were acquired. There are no contractual limitations that prevent the customer from transferring the acquired right to another party. The Company routinely sells such rights separately from the solar plant demonstrating that the customer can benefit from the acquired rights on its own. In addition, this singular promise also meets the criterion in ASC 606-10-25-19b of being distinct within the context of the contract because there are no other promises made to the customer and such rights are routinely sold to separate customers with different economic considerations.

The Company advises the Staff that the sale of rights to tax credits accounted for less than 5% of the Company’s consolidated revenue for periods covered under Form 10-Q for the Quarterly Period Ended July 1, 2018. The Company expects that revenue from the sale of tax credits will continue to decline given the Company’s decision in late 2017 to cease pursuing new power plant development projects in the United States (“US”) and its plan to sell the remaining US power plant development portfolio.

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of its disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
October 12, 2018

We trust the foregoing is responsive to your request and we thank you for your attention to this matter. Should you have any questions concerning the foregoing, please address them to the undersigned at (408) 457-2776.

Regards,

/S/ MANAVENDRA S. SIAL
Manavendra S. Sial
Executive Vice President and Chief Financial Officer

cc:    Ken Mahaffey, Executive Vice President and General Counsel, SunPower Corporation
Scott Whelton, Partner, Ernst & Young LLP